



Eco Solutions for the Planet

Whooshh Innovations

Enabling fish to safely glide past barriers while producing more hydropower flow.



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$2.00	$500.00
Share Price	Min Investment

SEC Filings Investor Agreement



This Reg CF offering is made available through PicMii Crowdfunding, LLC (d/b/a Highlander Crowdfunding). This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Whooshh Innovations Passage Portal™

Opportunity

Invest in an exceptional opportunity with Whooshh Innovations—an innovative, fast-growing company at the forefront of three separate multibillion-dollar markets: clean energy, sustainable fish passage and aquaculture.

Whooshh's suite of AI-enabled products, including advanced systems that selectively sort and pneumatically transport native fish species, is driving sales growth and expanding global markets and deployments.

Our Vision

We envision a future where maximizing electric power production from hydropower goes hand in hand with dramatically improving fish passage. By advancing efficient management of hydropower, fresh water, and fish protein—each considered essential national resources—Whooshh is leading the way by enabling greater energy production without compromising fish survival.

Our mission to SAVE native fish, FEED the planet and its people, GROW clean energy, and HEAL the environment. We are committed to solutions that improve efficiencies while ensuring the safe and sustainable fisheries management practices.



WHOOSHH
INNOVATIONS




Market Opportunity

There are three primary market opportunities:

Hydropower & Dams: Traditional fish passage at hydropower and other dams requires up to 10% of the water flow, and has surprisingly high capital and operating costs. Whooshh more solutions are more efficient, creating a return on investment of 2 years or less while improving fish survival and fecundity.

Invasive Species Management: Selective removal of invasive species or non-native fish from fresh water systems has become critical to maintaining traditional fisheries in fresh water systems. Whooshh is the first to not only monitor rivers using its AI FishIRecognition systems, but the only one that can also autonomously sort and transport these fish, making faster recovery possible.

Aquaculture: As aquaculture is industrialized and matures, fish welfare regulations have required producers to abandon traditional fish pump and fish transfer technologies, while high labor costs and fish handling injuries when handling large numbers of fish has driven producers to find new products that are better for both the fish and their employees.



Some portals are **science fiction**

The Whooshh PassagePortal is proven and is providing selective fish passage today

Reasons to Invest

1. Capitalization

We have previously raised a total of $26.4 million through grants, founders, previous Reg CF rounds.

2. Emerging Growth Stage

We have established commercial sales in the U.S., Canada, and the EU and revenue has grown by 157% in the last year.

3. Economic Moat

Whooshh offers up to 80% cost reduction over traditional competing solutions.

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CAPITALIZATION: $26.4M RAISED; NEW $10M+ CREDIT FACILITY TERM SHEET EXECUTED.

ACCELERATING PRODUCT GROWTH: 157% YOY GROWTH; GLOBAL DEPLOYMENTS.





ECONOMIC MOAT: 50 PATENTS; UP TO 80% COST SAVINGS VS. TRADITIONAL SOLUTIONS.

INVESTOR VETTING: 1200+ INVESTMENTS MADE PRIOR TO THIS ROUND

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WHOOSHH | Opportunity | About Us | Investment Details | Ask the Founders | Updates | Invest Now

Investment Bonuses

Your support goes further here. We've created exclusive bonuses to reward early believers and larger commitments. Explore the perks below and see how you can qualify.

Additional Investor Perks

- **Reservation Bonus**
  If within 10 days of the official offering opening those who reserved shares during the reservation period commit to pay their Reservation Amount or more, they will receive an additional 12.5% bonus shares at the end of the offering term.



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About Us

Discover who we are, how we operate, and where we're headed. In this section, you can explore the business model, traction to date, financial highlights, and meet the team behind the vision.

BUSINESS OVERVIEW

Whooshh Innovations develops advanced fish passage, fish handling, and fisheries management systems that help native fish migrate safely while supporting the growth of clean, renewable hydropower. Our technology uses automated AI enabled scanning, species recognition, and selective sorting to identify and guide fish through flexible, misted, pneumatic Migrator™ tubes that transport selected native species over barriers within seconds—without stress, injury, or the need for heavy infrastructure or excessive water use.

FOUNDATIONAL FACTS
HQ in Seattle, Terminal 91
20 Published studies
30 Different fish species
4 Continent Deployment
10 Million salmon transported
Faster / Further
Migration than fish ladders
1700'
Longest system deployed to date
235' (> 700' feasible)
Highest system deployed to date
Higher Survival
than trap and haul for adults and offspring

By integrating invasive species removal and continuous data collection, Whooshh provides a smarter, more efficient alternative to traditional fish ladders, fish pumps, or hauling. Our solutions




By integrating invasive species removal and continuous data collection, Whooshh provides a smarter, more efficient alternative to traditional fish ladders, fish pumps, or hauling. Our solutions restore ecosystems, protect biodiversity, and enable operators and governments to meet environmental and dominant energy goals by increasing power production at hydropower facilities by 10% by decreasing use of headwater for attraction flow, and instead using tailrace water after it has gone through the turbine.



🗂 TRACTION & MILESTONES

With commercial sales established across the U.S., Canada, and the EU, Whooshh grew its revenue 157% year over year in 2025 with more than $1.1 million dollars of recognized revenue and more than $1.5 million backlog (contracted bookings).

The company now operates with 50 patents granted in key markets, over 20 independent regulatory studies completed, and multiple product deployments with its ever-increasing suite of product offerings The Company continues to developed and/or acquire new technologies to offer an unprecedented suite of product solutions which are now offered for sale (See timeline).

🛒 BUSINESS MODEL

Whooshh Innovations operates a scalable business model built on multi-year revenue from sales. leases, service contracts, long-term

Aquaculture, and Invasive species management systems we create repeatable deployment opportunities across thousands of watersheds, hydropower facilities, and infrastructure projects worldwide.

By offering both hardware and ongoing data-driven services—such as FishIRecognition™ analytics, monitoring, and invasive species management—we capture value throughout the full lifecycle of each installation. This combination of upfront project revenue and recurring service income offers predictable, durable growth while enabling customers to modernize their capital purchases and infrastructure at a fraction of traditional costs.

We have four business divisions:

Fish Passage: $3B+ fish passage market today, projected to exceed $5B by 2033. Drivers include regulatory mandates, climate adaptation, and hydropower modernization.

Aquaculture Equipment: $7.9B+ aquaculture equipment market today, projected to grow to $13.6B by 2033. Drivers include rising seafood consumption, technological advancements in aquaculture systems, and increasing investments in sustainable fish farming practices.

Environmental Optimization: $60B environmental consulting/solutions market is projected to grow to $72B+ by 2028. Drivers include low interest rates, strong economic growth in emerging markets.

Business Solutions: Recurring revenue generated from financial solutions, equipment leases, software subscriptions, consulting, maintenance and support and extended service agreements.

Fish Passage:
$3B+ fish passage market today, projected to exceed $5B by 2033. Drivers include regulatory mandates, climate adaptation, and hydropower modernization.

Aquaculture Equipment:
$7.9B+ aquaculture equipment market today, projected to grow to $13.6B by 2033. Drivers include rising seafood consumption, technological advancements in aquaculture systems, and increasing investments in sustainable fish farming practices.

Business Solutions:
Recurring revenue generated from financial solutions, equipment leases, software subscriptions, consulting, maintenance and support and extended service agreements. Complimentary to the three other divisions.

Environmental Optimization:
$60B environmental consulting/solutions market is projected to grow to $72B+ by 2028. Drivers include low interest rates, strong economic growth in emerging markets.


Our Team



Mr. Bryan is the Founder and CEO of Whooshh Innovations and is responsible for the vision and startegic... Read more

Vincent Bryan III
CEO

in



Mr. Stephens is currently under contract in a consultant capacity and will transition to the company as... Read more

Redwood Stephens
Sr. VP of Engineering

in



Siao Ling Kok is the VP of Finance at Whooshh Innovtions. She has served in the position since May 2020...
Read more

Siao Ling Kok
VP Finance

in

Financial Snapshot

Explore key figures that highlight our financial position and growth potential.

📈	💲	📉	🚚
$1,100,000.00	**$235,000.00**	**$225,000.00/mo**	**12 months**
Revenue	Cash in Hand	Burn Rate	Runway
🗄	📄	👥	🏷
$1,362,479.00	**$3,990,723.00**	**13**	**15**
Assets	Debt	Employees	Customers

Disclaimer: Financial snapshot figures are based on the 2024 audited financials.

Investment Details

Explore key details of our raise, including terms, valuation, and planned use of funds.



WHOOSHH
Opportunity About Us Investment Details Ask the Founders Updates
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Term
Overview of offering structure and key investment details.

Valuation
Company value guiding investment terms and security type.

Use of Proceeds
How the company plans to use raised funds.

SEC Filings
Access full regulatory filings for complete offering details.

Terms

Security Type
Equity

Security Price
$2.00

Min Investment
$500.00

Raise Target
$10,000.00 - $1,235,000.00

Offering Minimum: *$10,000.00 | 5,000 shares of Common Stock*
Offering Maximum: *$1,235,000 | 617,500 shares of Common Stock*
Type of Security Offered: *Common Stock Purchase*
Price of Security Offered: *$2.00 per Share Minimum Investment*
Amount (per investor): *$500.00 | 250 shares of Common Stock*

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500.00. The Company must reach its Target Offering Amount of $10,000.00 by April 30, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Ask the Founders

Join the discussion! Ask Whooshh Innovations, Inc.'s team any questions you have about the company or their raise.

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